Enveric Biosciences, Inc.

4851 Tamiami Trail N, Suite 200

Naples, FL 34103

April 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Effie Simpson

Re:	Enveric Biosciences, Inc.
Registration Statement on Form S-3
Filed on February 16, 2021
File No. 333-253196 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Enveric Biosciences, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, as amended, so that it may become effective at 4:00 p.m., Eastern Time, on April 7, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

ENVERIC BIOSCIENCES, INC.

By:	/s/ David Ian Johnson
David Ian Johnson
Chief Executive Officer and
Chairman of the Board of
Directors

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP